12g3-2(b)

RECEIVED

2009 FEB -2 A

082-04575

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

09045247

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 31th January 2009

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of December 2008 and January.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED
FEB 04 2009
THOMSON REUTERS

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

CALENDAR OF MEETINGS IN 2009

17 March, 3,30 pm 18 March	Board of Directors meeting to approve the draft 2008 financial statements * * * * * Analysts Presentation
21 April, 10 am (I) **22 April, 10 am (II)**	General Shareholders' Meeting to approve the 2008 financial statements
12 May, 3,30 pm 12 May	Board of Directors meeting to approve the quarterly report to March 31, 2009 * * * * * Analysts Presentation
30 July, 3,30 pm 30 July	Board of Directors meeting to approve the Half Year report to June 30, 2009 * * * * * Analysts Presentation
10 November, 3,30 pm 10 November	Board of Directors meeting to approve the quarterly report to September 30, 2009 * * * * * Analysts Presentation

Promptly notice will be given of any changes to the aforementioned information.

END